Filed by The Walt Disney Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
       Subject Company: Twenty-First Century Fox, Inc.
Commission File No.: 001-32352

The following is the transcript of a question and answer session held by The Walt Disney Company on December 14, 2017 between senior management and investors:

DECEMBER 14, 2017

Disney Speakers:

Bob Iger
Chairman and Chief Executive Officer

Christine McCarthy
Senior Executive Vice President and Chief Financial Officer

Moderated by,

Lowell Singer
Senior Vice President, Investor Relations

PRESENTATION

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

So, welcome everyone, thanks for being here. I believe we are live on the webcast now or we should be live on the webcast. Everyone saw we gave you ample opportunity to read the extensive safe harbor provision. I want to make sure everyone fully notes that. If you want to hear my re-reading of it, it’s in the webcast this morning.

Thanks for coming in. Obviously totally coincidental that you are here to see a fabulous Star Wars movie and spend some time with Christine and the IR Team, and with Bob. Totally coincidental, but this morning we had a big announcement, but fortuitous for us because it gives you guys a chance to hear from Bob and Christine directly. And I’ll turn it over to Bob. We don’t really have an agenda other than to take your questions, if you want to make some opening comments.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Yeah, I’ll make a couple. First of all, thank you for being here, it is an incredible coincidence. I guess I’ll throw my Star Wars script out and talk about something else. But I do want to say that we’re incredibly excited about this next installment of Star Wars: The Last Jedi. I’m glad you’re going to get a chance to see it. This is the third one, as you know, that we’ve made, the first two did incredibly well and we have very, very high hope for this. Great reviews, really globally, which is fantastic. And of course this is the eighth of what was the original series that George created, and JJ Abrams, tomorrow morning, is pitching his story for the ninth, and then we’ve got a lot of --

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

We’re not webcasting that.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

No, we’re not. And we’ve got a lot of development beyond that. So that’s -- that’s all quite good. Before we get into this, I just want to introduce two people who are with me today: Alan Braverman, who’s our General Counsel, and Kevin Mayer, who is head of Corporate Strategic Planning/M&A and a few other things. This deal wouldn’t be possible, really, without Kevin’s unbelievably hard work. He’s probably the only one in the company who’s had less sleep than I have had. I was in London yesterday, so I just got back. I don’t know what city I’m in, what time it is, or whatever. But Kevin has done an unbelievable job for us in this regard and I’m deeply appreciative.

We’ve been talking all day today to a variety of different groups including the press, members of government here and outside the United States, to other folks in the investment community, and to executives at 21st Century Fox. And so it’s been a long, talked out day. But I don’t really have much to add to what’s already been said, except I think it would probably be best just to take questions, if that’s alright.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Okay.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Laura?

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Yeah, Laura.

Laura Martin – Analyst, Needham & Co.

So --

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Hold on one sec, we are going to have to wait for a microphone because we are being webcast. So we’ll call on people and just hold on until we get the mics to you.

Laura Martin – Analyst, Needham & Co.

Okay, Laura Martin, Needham. So, Bob, with your biggest strategic bet -- to me I see competition between the over-the-top services you’re going to launch under the Disney / ESPN brands and Hulu. But I know you have better thoughts on how these things fit together. So could you talk about how those fit together in your mind and why those don’t directly compete? Which I don’t really get. And then also Avatar, have you talked to Cameron and is he as excited as you are about building Avatar into the 360 degree Disney empire?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

So, on the second part of the question, I did talk to Jim Cameron a few hours ago. We’ve got a really good relationship with Jim having licensed Avatar for our Parks and having built the first one, the land Pandora, in Orlando, that he was blown away by in terms of the promise that it fulfills. When I first sat with Jim to talk about it, I talked about a concept that was beyond just an attraction. I talked about a whole immersive land. He could not believe what we ultimately created. And so he’s thrilled about this. Obviously, he sees all sorts of other opportunities and the fact that we have a relationship already and he’s already been impressed with how Disney has handled one of his prized possessions, he is very excited about that, and there’s great potential there.

In terms of your first question, this is evolving because the business of going over-the-top, direct-to-consumer, really is still a relatively nascent business, although obviously Netflix probably wouldn’t look at it that way.

But what we were doing was creating really, two different OTT or DTC products. One was sports, and the other one I’ll call family, which was going to include Disney, Marvel, Pixar, and Star Wars. And what we saw doing was bringing them both out reasonably priced. We have not announced price but I did suggest they would both be substantially below what Netflix currently charges for a few reasons. First of all, on the sports side, it’s really an ESPN+ product, it’s an add-on to ESPN. Their primary business will remain the channel business and delivered under relatively traditional circumstances. But there’s going to be a product on top of that, which would basically serve the ultimate sports fan with thousands and thousands of more programs, and we’re still going to have an investor meeting in February probably to talk much more specifically about that because it’s going to launch soon after.

And then we’re going to have, on the family side, again a product that was family-oriented but priced well below because the volume would be much less than Netflix. When this came along and we -- we saw the opportunity to both, on the controlling stake of Hulu, and fuel Hulu with even more product, what we envisioned is actually taking Hulu and making it basically the home of adult programming where the ABC product would go, where the FX product would go, where the output of the studios that was not branded Disney, Marvel, Pixar, et cetera would go. And then we would go to market with essentially three apps, all distinct in terms of their product. But all managed with the same technological, basically, infrastructure. Same customer acquisition approach, customer retention, data collection, ad serving, et cetera.

But give consumers choice and they’d all be reasonably priced. So, if a consumer wanted to buy a bundle of them, that would be fine. But if they wanted to buy them individually because they were just sports fans, or just wanted family, or just wanted adult programming, they could do that. Because as we see the world, we think the trend is likely to be consumers wanting to have essentially more authority -- or exercise more authority over the packages that they buy or create. No reason why you couldn’t envision one bundle of them if the consumer wanted it. But we didn’t want to -- for just the sports fan, for instance -- to have to really buy the family-oriented product, as a for instance. It doesn’t mean it wouldn’t evolve in a different manner, if we feel putting them all together under one umbrella we wouldn’t do that. But our current thinking is not to do that.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Barton.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Wait for the mic Barton.

Barton Crockett – Analyst, FBR Capital

Okay, great. So, I was curious about the synergy number, the $2 billion number, which is a very big percentage of the EBITDA that you’re acquiring. You know, I was wondering if you could give us more color on where that comes from, because it strikes me that Fox was a big company that should have been at scale and so I’m a little bit surprised at the level of cost synergy you see, and I was wondering if you could talk about where that comes from.

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

It’s primarily going to come -- when you take the two organizations and you look at the overlap and the redundancies -- you know we will go through a process, nothing has been predetermined in terms of individuals or specific things. But we’ve looked at the activities and that would include both domestic as well as international efficiencies and it was through a process that Kevin was involved in for -- I would say weeks and weeks that we went through this. And we believe it’s achievable and we think the timeframe that we’ve given, that they’ll be fully achieved by 2021, which is a fiscal year after the anticipated closing -- we believe that that’s a very doable number.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

And the plan is to take the best of both companies and put them together, people and product. And we believe the result will deliver the kind of efficiencies and synergies that we talked about. But we, you know, it’s not going to be an “all of us” and “none of them,” they’ve got a great -- they’ve got a very strong talent pool and a lot of great IP and the ability to create a lot of IP. So our approach is going to be essentially to field the best team with the best product out there.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Let’s go -- we’ll do Jason, is that Jason? And then Alexia next, so let’s get a mic over here.

Jason Bazinet – Analyst, Citi

Jason Bazinet, Citi. Mr. Iger, when I think about the assets that you’re trying to acquire from Fox, there are some where I think the street gets it with unanimity: the production capability that Fox brings on the TV and film side in the library. There’s a bucket where there are, sort of, raging debates about whether it’s an attractive asset or not, which I would call the “Sky stake,” and potentially all of Sky. And then there’s a bucket where the questions we get from investors is they say, “Oh, more linear cable channels, Nat Geo, FX.” You know, that’s the bad bucket, right? So, can you just--

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

I’m not going to say-- answer right to that--

Jason Bazinet – Analyst, Citi

Okay, but can you just comment on, sort of, your thinking around the totality of the assets you bought, sort of, within that framework? Really -- I think everyone gets the first bucket, so really it’s more about bucket two and bucket three.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Well first of all, if you -- which we did -- look at the revenue of the combined company just for 2017, you could quickly conclude that the advertising component and the affiliate component of the total revenue is actually lower than what the advertising and the affiliate component is of our company today as a percentage of the total. In addition, if you add Sky -- the full stake in Sky, we’re hopeful that that will be acquired -- the international component from a revenue perspective, the entire entity, the combined, is 40%. Substantially greater than the, I think the mid to --

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

23% today.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Low 20s for us today. So we’re looking at, really, not increasing risk from a percentage of revenue basis in advertising or affiliate fees, which you could argue maybe being impacted the most with disruption. And we believe that the international component diversifies the company substantially in a variety of directions, I’ll get to Sky.

In terms of FX, Nat Geo, and the 22 regional sports networks, yes they’re all distributed under relatively traditional terms, but we like each business individually regardless of what happens to the ecosystem of multi-channel providers.

For instance, on the FX side, great production capabilities, a decent brand, edgier adult brand. One that could easily feed a direct consumer business quite successfully, and one that might be able to, in effect, stand on its own in some respects in a different business model, distribution-wise. And it also diversifies our portfolio of products because we’re really not in the business of creating that kind of television today.

On the Nat Geo side we’ve got a terrific brand for kids and family aimed obviously at nature and the environment. We’ve wanted the Disney side to be in that space in a much deeper basis globally. We’ve put our toes in the water but we’ve never quite gone there. We think that brand gives us license to do that. That’s a brand that is a perfect complement to Disney in a direct-to-consumer business. So if, for instance, if the multi-channel universe were suddenly to go away -- and that’s not going to happen suddenly -- we would put that in with the Disney product and ultimately go direct-to-consumer with it in a complementary fashion.

On the regional sports front, there’s huge passion as you know for regional sports, almost tribal in nature in terms of that passion. We love it because it’s the local complement to the national footprint that is ESPN. Where ESPN will be able to take advantage of local inserts and the like to essentially strengthen its product, and the RSNs will be able to take advantage of some of ESPN’s programming and strengthen it.

Just to give you a for instance, there’s kind of a, I think, difficulty in navigating finding sports on today in the multi-channel universe. I’m a big NBA fan, a lot of the games are not on national networks, they’re on RSNs. Some of them are subject to blackouts. I don’t remember the channels, I have navigational issues finding them, all sorts of things. And then there’s the issue of when ESPN is on with a game and -- or when ESPN is on and there are regional games going on, they can’t cut into those games often because separate ownership, separate rights, et cetera. Imagine if it was one and ESPN could immediately say we’re now going to go to, hypothetically, Chicago where the Bulls are playing or whatever. I think it enhances what ESPN is doing.

If again, in that case, the multi-channel ecosystem were to erode, we think we can take all those businesses on a direct-to-consumer basis. They ultimately will be -- most of them will be branded ESPN, so their look and feel, navigation, basically how they’re taken to market, will all be much more cohesive.

So we -- even though there’s definitely some increased risk if the multi-channel ecosystem were to erode faster, we believe there are opportunities in all three cases.

On the Sky side, this is an incredible business we believe, on a variety of fronts. And you have to look at Europe differently than you look at the United States. Just in terms of the pace of the disruption, the -- where multi-channel businesses in the countries that Sky operates. And we believe it’s a great brand, a really good product, a far more advanced, from a technical perspective product -- user interface, et cetera -- than a lot of the products that we’re familiar with in the United States. They’re also in the programming business. They’ve got a great sports brand, they have a great news brand, and they create other product as well, and Disney’s been an important partner of theirs so we’re well familiar with the platform.

But we like how they’re positioned and do not believe that they are facing the kind of issues that a number of other multi-channel businesses are facing from a disruptive perspective. And they’re direct-to-consumer, and we believe that that’s a positive for us.

Same thing with Star in India, which is massive in scale. They get about 700 million viewers a month watching product on Star as a for instance on multiple channels, multiple IP creation possibilities, and in multiple Indian languages. So again, international footprint in businesses that we think are fundamentally healthy today. It should be for a while.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Alexia.

Alexia Quadrani – Analyst, JP Morgan

Alexia Quadrani from JP Morgan. On the film side how will you change Fox’s film strategy if at all? I mean, I think they have many more films of various sizes, budgets each year. Will it pivot more toward a more franchise-based tentpole strategy that Disney has?

And then just on the Parks, I guess where do you see the biggest opportunity of using this acquisition for the Parks?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Jim Brooks by the way sent me -- I think they might have tweeted it out, a great picture of Homer Simpson essentially grabbing Mickey Mouse. I suggested to him we have a pay-per-view fight, we’ll start with that, between Mickey and Homer Simpson and go from there.

Well, the Parks side clearly -- and then I’ll get to the Studio -- there are some opportunities. Obviously, we know we’ve licensed Avatar and there’s a relationship with Jim and a fiduciary responsibility, I don’t think that changes all that much. There may be some other opportunities to mine some other franchises. But we’re just getting into that and that’s not really part of the value equation here.

On the first part, the movie strategy, we’ve obviously done extremely well with a less-is-more strategy and just making tentpole films. Not all of them are franchises. Coco is a good example of that, extremely successful film, Pixar-branded. So they’re branded but they’re not franchises that have huge Consumer Products or Theme Park potential, for instance.

Basically Fox -- 20th Century Fox Studios -- has some interesting tentpole opportunities, we obviously are going to continue to support that. What they’ve done obviously with Avatar, and what they did with Deadpool, X-Men, Fantastic Four, Planet of the Apes is another one. We’ll stay in that business. Not all of it will be branded anything other than what it’s branded today, as a for instance. How much we will create under that banner, we’re still uncertain. It’s going to take a while from a regulatory perspective. They’ll continue to develop in that period of time and at such time as we close this deal and have control, we’ll take stock and really look carefully at what their slate looks like going forward and how many movies it would make sense to make.

Fox Searchlight is a different story. We’ve not really been in the lower-budget, high-quality motion picture business since the heyday of Miramax really. And we got out of it in part because we weren’t doing it well. We like the movie business though, when done right, and we’re quite impressed with what they’ve done and since we don’t have -- we’re not making movies in that space, that’s again, like FX, a blank that we’re filling in that we like. And if managed efficiently, and we believe we’ll be able to do that -- take advantage of the system that we already have -- we think it’s a good investment to make in intellectual property that could ultimately feed direct-to-consumer business thereafter.
So the output deal eventually after their current output deals expire will migrate to our direct-to-consumer offering and if we think, again, about a Hulu for adult and a Disney for family, you can see Fox Searchlight’s product, Fox 2000, flowing right through Hulu in a direct-to-consumer basis.

So unclear fully how it will look, but we’ll stay in the tentpole business. Obviously, Marvel will move under -- from a supervisory perspective -- the Marvel brand, that makes a lot of sense and we’ll be able to take advantage of some cross-pollination opportunities there.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Let’s go Todd, Brian, and then Dave.

Todd Juenger – Analyst, Bernstein

Thank you. Todd Juenger from Bernstein. I guess one for Bob and one for Christine if I can. Bob, I’d like to explore a little bit with you if you don’t mind, some of the opportunity and direct costs associated with building out the entertainment OTT services. Especially if you think about some of these Fox assets that you’re acquiring, especially the content library assets, Fox is currently monetizing all that content, as much of it as they can, by licensing it to all sorts of people where they can, right? So, presumably, if you want that content for your own service you’re going to have to cut some of those revenue streams off, I guess. And even, I guess, at ABC and Freeform, maybe similarly? You may also have ideas about additional output of your own to fuel some of these services.

So I wonder if you’ve, I’m sure you’ve -- how far you’ve gone in your thinking about both types of those costs and whether, especially the Fox-related costs, are included in your accretion estimate? Or if that’s to come later on top of that?

And then Christine, the quick one is just -- I think the leverage pro forma after the deal is going to be a lot higher than it’s been for you guys for a while. I wonder, over time, if there’s any thinking about your thoughts on the leverage you want to carry on the company going forward? Thanks.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Todd, in all the modeling that we’ve done looking long-term, we’ve built in one: increased investment in production to feed our OTT services; as well as the impact of not licensing to third parties. Now that, in the Fox case, will take some time. Some time on the Disney side too because there are existing deals and until those deals expire, the revenue is going to continue to flow obviously.

We believe that in order to be in the OTT business for the long-run, and we think it’s the right thing for us to do as a company, we ultimately need to take back control of our content. To license it, in effect, to ourselves and to build that business right, both by taking product that’s made for platforms like motion picture theatrical release, but also by using the capability that we have or that we’re buying and creating products specifically for those services. Either by using IP that they already own, that we already own, and in effect remaking it. Or by simply developing new IP, fusing the creative strength that exists at the business that we’re buying. So when you think about the management that’s supervised the creation of an unbelievable array of great shows, including This is Us and Modern Family to name a few, and using that oversight -- creative oversight and the relationships they have with creators to create directly for our service or our networks, that’s we think very powerful.

And look, direct-to-consumer, I know we owe you more answers at some point about the impact of just what we were planning to do and we’ll get to that. We’re actually already developing multiple movies and TV series for our direct-to-consumer platform. I’ve talked about a Star Wars series, Marvel series. I’m not going to get specific but we know already what we’re thinking about there. In some cases we’ve actually hired creative entities to do that. We’re creating a series based on the Monsters characters. For instance, there’s a High School Musical series. A variety of activities, and obviously cost associated, and then there’s a cost associated with ultimately weaning ourselves of the Netflix deal and we just believe long-term us having a direct relationship to the consumer is a positive thing for this company in terms of long-term value creation. But it’s going to take a reset of sorts in terms of reduction and licensing and some increases in production costs.

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

So on the leverage you’re absolutely right. The leverage anticipated at close of the transaction, and we’ve given you that 12 to 18 month period, so it’s in that period, you can just assume the midpoint. We’re anticipating without Sky it would go up to 2.2x. Now if you look at our debt over the last few years, it has consistently gone up because the company has gotten larger, but our leverage has stayed well below 2 because our EBITDA has consistently gone up. So our $25 billion of debt currently, we’ll add to that, the $20 billion of Fox debt, and if you look at it with Sky, we’d also include the Sky debt and that would take the leverage up to 2.9x.

What we’ve also incorporated is some buyback assumptions to bring down our accretion/ dilution analysis , and we’re managing that and still reducing leverage because of the cash flow characteristics of not only our company but the combined company. So when you look at that, we are going to bring our leverage down within a 24-month timeframe.

We met with the agencies and you may have seen today that all three agencies, S&P, Moody’s and Fitch, came out. S&P, they had upgraded us last summer, not at our request, but they upgraded us to an A+, and on the short-term basis an A1+, and they put us on credit watch negative upon review.

Both Moody’s and Fitch affirmed our single-A rating and our commercial paper rating which is a tier one and we are in the commercial paper market on a regular basis. That is being maintained as well. So we feel good about the way our leverage -- it does go up but we’re going to manage it back down. We’ve talked a lot about the strength of our balance sheet and we’ve told you that if there were something that was strategically and financially attractive, this is what that balance sheet is for and I think this opportunity with acquiring 21st Century Fox is a perfect example of that.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Brian.

Brian Wieser – Analyst, Pivotal Research

Thanks. Brian Wieser, Pivotal Research. A question about the over-the-top businesses and maybe building on Todd’s question. Is there anything you can do to characterize what you think the margin profiles ultimately look like? Maybe before the content? I mean you have Disney Life in the UK I think. There is some experience with the cost of marketing, the cost of serving content.

Any color you can offer will be useful but relatedly then, today’s FCC ruling on net neutrality, do you have any thoughts on the cost associated with getting through the MVPDs impacts of business?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

We won’t be specific about what the business is going to look like from a margin perspective, it’s just too soon. But what we did in the UK by launching Disney Life is that we created a product that we could learn from in terms of what the consumer was willing to pay for on the Disney front. One of the first things that we learned is because the product that we were putting on there was not as exclusive as it could’ve been because we had the Sky license, our pricing leverage on the app was not particularly strong. So, we dropped our price immediately as a for instance. We also learned, rookie mistake at the time, that the app needed to be adapted very, very carefully to basically multiple hardware devices and multiple operating systems. We were great on Apple devices and the iOS platform, not so great on Android, and the app rating was substantially lower and that was a bad experience.

We bought BAMTech because we knew that we were less experienced than we needed to be to be in this business at a much more significant basis and they quickly gave us an education in what was needed. They have unbelievable talent there, technological knowhow, technological capabilities, and they will form the basis, as I mentioned earlier, from a technical perspective -- and it’s very complex -- to consumer acquisition, customer acquisition, customer retention basis, et cetera and so on. That’s vital.

Brian Wieser – Analyst, Pivotal Research

On net neutrality?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Net neutrality. Alan Braverman, who is our General Counsel, I mentioned is here. We talked about this today because in some of the conference -- in some of the calls we had with people on Capitol Hill, we were actually asked about this.

We’ve not taken a public position on net neutrality. We’ve been neutral on net neutrality and we’re not going to take a position today. But we believe that nothing really will be able to stand in the way or get in between great content -- in demand content and the consumer. And if any interloper gets between them in a way that basically diminishes the impact to the consumer for a variety of perspectives, I think that that will create issues or create trouble.

Because we have such great content, we’ve never really believed that net neutrality, whether there or not, is an issue for us. Which is one of the reasons why we haven’t taken a position on it. We continue to believe that that’s the case and now with this acquisition, we’re even more confident in our ability to reach consumers under optimal circumstances whether there’s a net neutrality law in place or not. That’s not true for everyone obviously.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

David?

David Miller – Analyst, Loop Capital

David Miller, Loop Capital Markets. First of all, thank you for taking my question this morning. I really do appreciate that. Question on Sky. I’m not completely clear Bob, on what happens if the UK regulators decide not to approve the Sky deal for the other 61%, and related to that you mentioned in your prepared remarks you were just in London. Were you able to meet with Karen Bradley or any of her associates to determine the path to that regulatory approval if, for example, they decide not to approve the deal? And then I have a follow-up for Christine.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

No, I didn’t meet with anyone there because we hadn’t announced the deal and it would’ve been premature. What’s going on now from a regulatory perspective is an approval process for 21st Century Fox or the entity, the specific entity that’s buying the remainder of it. We’re hopeful that they will be successful. And so we then will have the opportunity to take up obviously, to buy that with this acquisition. If they do not do that then we will step into Fox’s shoes as 39% owners and have the ability to acquire the rest once we have control, once we own it. One could argue that we might have a better chance of regulatory approval than they’ve had but we haven’t even put our toe in the water in that regard, but we believe that would be the case. But we’re hopeful that they’ll gain approval before our deal closes.

David Miller – Analyst, Loop Capital

Okay, great. And then related to that, Christine, in looking at the capital structure of FOXA, I think the Sky debt is pretty much, pretty good capital structure. I mean it’s like 3.8, 3.9% coupon, but the FOXA debt is like 5.8%. It’s way above market. So do you see refining that piece like late 2018 or is that more of an early 2019 project? Your thoughts there, thank you.

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Sure. I think it’s fair to say that Disney and Fox have had just fundamentally different approaches to liquidity and financial risk management for their own respective reasons. And if you do look at the way we manage our capital structure, it’s a combination of short-term funding and term debt. Our average weighted maturity is a little under seven years. Our average cost is about two and a half. So it’s pretty attractive in this rate environment.

Sky is not that dissimilar than we are. It’s a little bit longer. It’s about a little over seven years and you’re right, it’s about 3.5%. You look at the Fox debt and it’s got a much longer average weighted life. I think it’s 14, almost 15 years, and it is approaching 6%. It does trade at a premium. And we will take the opportunity to do some liquidity management trades once the deal is closed, but we think there will be some opportunities and we will avail ourselves of those.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Owuraka here has shown a lot of commitment. He was here meeting with us on Tuesday. Flew back to New York to see his newborn and came back this morning for this meeting. So if you have a question you let us know. But there’s one over here.

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Very impressive.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Steve.

Steve Cahall – Analyst, RBC Capital

Hi, Steve Cahall from RBC. First, I was wondering in this very unpredictable administration and unpredictable DOJ from a media perspective, how you’re thinking about the regulatory approach and if you have to take maybe a slightly wider aperture to de-risking that from what you might’ve done 12 months ago? And then secondly the reason that we were originally coming out here, what sort of numbers are you looking for out of opening weekend?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

I’ve said -- I’ll take the second part of the question. I don’t want to answer it. I’ve seen estimates that are all over the place. Demand seems pretty high to us. Whether it will be as high as Force Awakens, we don’t know. Probably not because that was the first Star Wars movie in a long time.

On the other hand this is extremely well-reviewed and it’s Carrie Fisher’s last film and it’s a very, very satisfying film. So we’ll see. But we’re not going to put any numbers down. Alan, you want to talk about the regulatory side?

Alan Braverman – Senior Executive Vice President, General Counsel and Secretary, The Walt Disney Company

Yeah, at the end of the day -- antitrust analysis is about whether a particular transaction is viewed as pro-competitive from the consumer’s perspective. When we look at this acquisition as Bob and Christine have described it, we’re looking at the coming together of two companies that is going to result in an increase in the output of high-quality content that is increasingly in demand, coupled with the ability to make innovative use of technology to deliver content to consumers in a fast-evolving world with regard to broadband distribution, app-based distribution. And you combine those two propositions, and from our perspective, it’s a tremendously appealing consumer proposition.

So we looked at this very hard and believe that we have very substantial arguments as to why competition authorities should be comfortable with this. The other thing I would note is there’s been a lot of talk about well, this is horizontal, which used to be a bad word until vertical became a bad word.

But you know, one of the ways of thinking about horizontal, the focus should be on the denominator, not the numerator. There’s been such an explosion of content from so many multiple sources of entrance that really, five years ago were unimaginable in terms of the number of films being produced by Amazon, the billions of dollars being invested by Netflix and others.
So I think that it is a kind of -- needs to be a reshaping of what this market really looks like today. We expect questions to be asked. That’s what regulatory agencies should do. But we think we have very good answers as to why at the end of the day when they keep this in proper perspective, we have very substantial arguments as to why it should be approved.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Kevin, you want to talk about the ‘what ifs’ there a bit in terms of regulatory judgment? You want to touch upon that? No, okay. I guess not.

Kevin Mayer – Senior Executive Vice President and Chief Strategy Officer, The Walt Disney Company

I’m happy to.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

No, it’s alright. Okay.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

We have funny and protective lawyers here at The Walt Disney Company. Yeah, I can’t see who that is.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

It’s been a long day.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Jeff, is that you? I can’t see.

Jeff Mazur – Analyst, Citadel

Hi, first I guess, congratulations on --

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Why don’t you introduce yourself? Sorry.

Jeff Mazur – Analyst, Citadel

Jeff Mazur with Citadel Asset Management. Congratulations on the deal. A lot of the focus today and on the call this morning that you guys did has been around how this transaction helps your direct-to-consumer, your hopes in that business going forward. I guess separately can you maybe just talk to, for the Parks and the Consumer Products businesses, some of the IP you’re pulling in and what do you think that can help you accomplish in those businesses as well?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

I don’t know that there’s -- as I mentioned earlier, I don’t know that there are many Parks opportunities at this point. There’s some. But I don’t think that’s a particularly significant part of the value equation here if any. Consumer Products, they’ve done well with certain properties. The Simpsons would be probably the most successful. Some of the Marvel properties, perhaps Avatar.

But again, compared with the sizes of the franchises and the Consumer Products business that we have, it’s relatively limited. There may be some opportunities, but you’re not talking about big needle movers from those businesses.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Michael?

Michael Nathanson – Analyst, MoffettNathanson

So Bob, I have two for you. Michael Nathanson, MoffettNathanson. Do you think going forward that leagues will start selling rights on a global basis? You saw that with cricket and Star. So is that part of the strategy play here, that perhaps as a global sports rights market that you guys can tap into?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

I think there will be some opportunities there but I’m not sure that they’ll be many. We do have an opportunity to extend the ESPN brand globally. As you know they’re primarily a US-centric brand. I mean they’ve got some small businesses outside the US, including Latin America, but it’s tiny.

Fox’s footprints sports-wise is tremendous. They have a very big business across Latin America. They have big business in India, big business in Europe through Sky. We’ll be careful there because some of those regional or local sports bands have real brand equity. But we think where they don’t or where there are opportunities to attach the ESPN brand to them and to manage it a little more cohesively, we’ll certainly take a look at that. In terms of rights though, acquisition, I don’t see it.

Michael Nathanson – Analyst, MoffettNathanson

Okay. And then can I ask you about Fox TV Studios? It’s ironic that Fox’s studio has more hits on other networks, than on Fox. If you look at This is Us, Modern Family for you, Homeland. I wondered, is that a culture that you want to maintain to pretty much be an independent studio embedded in a broadcast network that would like to have more of that product? So how do you think about that potential conflict of going to market strategy?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Well we certainly are intent on creating a larger, more unified television production studio for the company. One that is creating product. Not just for the platforms that we’ve talked about, but we’ll probably maintain relationships with third parties as well because it’s generally good business. But it’ll be used to feed the various businesses that we’ve talked about. The existing channels as well as the OTT service.
And that’ll probably be the priority. But we wouldn’t rule out the ability to -- with a possibility of creating and selling to others.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Okay. Paul.

Paul Sweeney – Analyst, Bloomberg

Thank you. Paul Sweeney from Bloomberg Intelligence. As you increase the investment you’re making in the sports business, can you talk to us -- and no one has a better view on sports rights than I would think, your company -- can you give us a sense of how you think sports rights are going to evolve over the next three to five years given some of the changing economics on the revenue side for sports, particularly in this country? The inflation that you and your peers have been dealing with in terms of sports rights is just extraordinary. How do you think about sports rights now that you’re making a bigger investment in sports over the next three to five years in terms of rights?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

It’s a very good question. I’m not sure we can answer it with any degree of accuracy because we just don’t know. What we do know, and I’ll state the obvious, is that there are some new entrants in the marketplace. So far those entrants have been, you know, they’ve been around and buying things opportunistically but they’ve not been in any of the really gigantic big sports rights commitments negotiations.

I guess there was one in India not long ago for cricket rights and Facebook stepped up and made a fairly competitive bid but beyond that, they haven’t sat down yet and faced the notion of billions of dollars in commitment to put on an ecosystem that at least for now hasn’t been designed necessarily to bring in the kind of revenue for those rights that might be required. So it’s possible because they’re definitely looking at sports as a means of attracting more customers or growing their own platforms. On the other hand, I think it’s possible that their ability to swallow the kind of commitments that would be necessary and monetize them appropriately is still sort of unclear.

So, I guess we don’t know. And I don’t think the reason -- one of the reasons why there hasn’t been a gigantic negotiation in the United States for a package, I guess the NBA would’ve been the last one.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Big Ten.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Big Ten was another one, yes. And there, the competition did not include any of the new entrants to my knowledge.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

And I think also Paul, what the Big Ten deal I think demonstrated was that I think leagues and conferences do have some desire to continue to be in business with ESPN. This was one where we were not prepared to take the same package that we had in the last round of deals. Big Ten went out, they found a partner in Fox who was willing to pay them substantially more than we were, but they still wanted us to be in that deal so they cleaved off a piece of the package for us and I think that does speak to the benefit that the ESPN brand does provide. But I don’t know that that’s necessarily a barometer for what’s going to happen. I guess NFL and baseball would be the two big ones coming up in several years.

Owuraka yes. Welcome back.

Owuraka Koney – Analyst, Jennison

Hey Bob. So historically you’ve put your content on platforms that have pretty broad reach. As you go down the path of building your own DTC, which out of the gate wouldn’t have as much reach as some of the other platforms you’ve used, how do you decide which content goes in those broader reach platforms versus which content goes on these newer platforms to help build that business?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Well we’re bullish about our prospects in the OTT space to ultimately gain a fair amount of reach. We think actually we’ll be able to launch with some decent reach. But when we do launch, we’ll still be in the Disney Channel business, so we’ll have significant reach from a television perspective there.

And we’ll also be in the business of making Disney films and Marvel and Pixar and Lucas, et cetera for the reach that the theatrical platform will provide us. And so reach is not really that much of a concern to us now for those businesses. We did make a decision some years back, I think it was 2012, to move our studio output deal from then Starz, which was an existing platform we reached, to Netflix, which was a nascent platform. They paid us handsomely for that and we decided there the trade-off was worth it. We believed they would ultimately grow but we had no idea how fast they would grow and what kind of reach they’d ultimately provide. Turned out to be okay.

We’re going to take the same approach for our own product, feeling bullish about its prospects, and believe that we’ll be able to replace the reach of the platforms that we’re currently putting them on and balance it with the reach that we’re getting from other platforms.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Alright, any other questions? I think we have one more. I see two hands. Okay, so I see Jeff and maybe Marci, I can’t actually tell. Is that Marci? Welcome Marci. So Jeff, why don’t you go, then Marci go and then I know Bob and Christine have been here over 12 hours at this point today, so I think we’ll let them go after that. So Jeff?

Jeff Logsdon – Analyst, JBL Advisors

Jeff Logsdon from JBL Advisors. Christine for you, perhaps it’s a moving target on quicksand, but can you talk about taxes and should there end up being a corporate tax rate down in the low 20s somewhere, how that would benefit you and also this kind of accelerated depreciation or capital investment? You got a lot of both of those things in your portfolio as well. Thanks.

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Sure. Tax reform is still going through its process. It’s a fascinating process, but it seems to have more traction than we’ve had in prior instances. You can think about Disney as a relatively full taxpayer. Our effective tax rate is in the, call it 34% range. So the latest that’s been out in the press is a federal tax rate of about 21%. If that were to happen you could see that it would have a significant impact on us, on both a cash tax basis and on an annual ongoing basis. And we would also have some revaluation of deferred tax assets at the time that it comes in. So that would be a one time, plus the ongoing.

As it relates to full expensing, if that holds together, given our investment in things like Parks and Resorts, that would be very beneficial. That’s not fully finalized but once again, that’s a potential upside. There’s a few things that in the current drafts between the House and the Senate that we would lose, but on a net basis, we would definitely be favorably impacted and the single biggest driver would be the rate. Also on this particular deal if tax reform were to take place, there would be an upside to the value creation. We haven’t quantified that but it’s a very nice uplift for the whole deal.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

I’d also just note because Kevin and I have spent a lot of time talking about this, this deal is going to drive meaningful value, and it drives more value if you assume the Sky acquisition is completed, and then you have another piece on top of that, which are the taxes that Christine talked about. So the NPV that we’re looking at grows with each of those occurrences.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Meaningfully.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Meaningfully.

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Meaningfully.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Alright Marci, want to take us home?

Marci Ryvicker – Analyst, Wells Fargo

Sure. For the networks that you’re acquiring, are you inheriting the affiliation agreements that FOX made with the MVPDs? Are these things that you can open, or do you wait until those agreements are up for renewal and then you bring them into the Disney negotiations?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

We’re inheriting them. Some could be extended in the period of time before we close as well. We’re inheriting them.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Okay, Bob, Christine. Thank you. Thanks everyone for being here today. We are going to end the webcast now. So thanks everyone who joined us on the webcast.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”), Disney and 21CF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for a newly formed subsidiary (“SpinCo”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of:

21CF 1211 Avenue of Americas New York, NY 10036 Attention: Investor Relations 1 (212) 852 7059	Disney c/o Broadridge Corporate Issuer Solutions P.O. Box 1342 Brentwood, NY 11717 Attention: Disney Shareholder Services 1 (855) 553 4763

Participants in the Solicitation

21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 13, 2017, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of SpinCo.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of legal opinions and rulings with respect to the treatment of the transaction under U.S. and Australian tax laws), including a legal opinion on the tax-free treatment of the transaction to 21CF’s stockholders, (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the Separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of Disney’s common stock, (x) risks relating to the value of the Disney shares to be issued in the transaction and uncertainty as to the long-term value of Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of Disney to, integrate the businesses successfully and to achieve anticipated synergies, (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transactions or cause the terms of the proposed transactions to be modified, (xvi) as well as management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions, as well as in the registration statement filed with respect to SpinCo. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the registration statement of SpinCo are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on 21CF’s or Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF nor Disney assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

The financial information in this presentation includes financial information that is not presented in accordance with U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures, including EBITDA, may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. Non-GAAP measures in this presentation may be calculated in a way that is not comparable to similarly titled measures reported by other companies.